UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

September 30, 2018

StoneCo Ltd.

Unaudited interim consolidated statement of financial position

September 30, 2018 and December 31, 2017

(In thousands of Brazilian Reais)

	Notes	September 30, 2018	December 31, 2017
		(unaudited)
Assets
Current assets
Cash and cash equivalents	6	173,588	641,952
Short-term investments	7	142,070	201,762
Accounts receivable from card issuers	8	6,592,595	5,078,430
Trade accounts receivable		36,630	23,120
Recoverable taxes		36,286	39,147
Prepaid expenses		26,788	10,391
Other accounts receivable		18,007	4,722
		7,025,964	5,999,524

Non-current assets
Receivables from related parties	14	9,734	9,078
Deferred income tax assets	9	248,894	198,234
Other accounts receivable		3,871	3,446
Investment in associate		2,986	1,743
Property and equipment	10	252,789	189,631
Intangible assets	11	306,738	234,088
		825,012	636,220

Total assets		7,850,976	6,635,744

Liabilities and equity
Current liabilities
Accounts payable to clients	12	4,606,408	3,637,510
Trade accounts payable		70,327	53,238
Loans and financing	13	5,484	13,839
Obligations to FIDC senior quota holders	13	52,722	8,695
Labor and social security liabilities		88,885	35,959
Taxes payable		41,987	35,905
Other accounts payable		122,743	38,417
		4,988,556	3,823,563

Non-current liabilities
Loans and financing	13	1,371	3,032
Obligations to FIDC senior quota holders	13	2,057,962	2,056,331
Share-based payments	19	17,822	217,487
Deferred income tax liabilities	9	80,264	52,268
Provision for contingencies		894	486
		2,158,313	2,329,604

Total liabilities		7,146,869	6,153,167

Equity	15
Issued capital		46	46
Capital reserve		1,047,829	967,749
Other comprehensive income		(32,651)	2,595
Accumulated losses		(329,656)	(503,018)
Equity attributable to owners of the parent		685,568	467,372
Non-controlling interests		18,539	15,205
Total equity		704,107	482,577

Total liabilities and equity		7,850,976	6,635,744

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss and other comprehensive income

For the nine and three months ended September 30, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

		Nine months ended September 30		Three months ended September 30
	Notes	2018	2017	2018	2017

Net revenue from transaction activities and other services	17	340,215	140,855	136,122	47,415
Net revenue from subscription services and equipment rental	17	144,162	75,785	59,163	26,453
Financial income	17	545,484	283,211	212,422	102,278
Other financial income	17	19,950	18,993	6,376	10,913

Total revenue and income		1,049,811	518,844	414,083	187,059

Cost of services		(221,769)	(150,582)	(80,708)	(53,659)
Administrative expenses		(179,502)	(112,030)	(62,136)	(42,921)
Selling expenses		(131,450)	(58,302)	(50,044)	(24,530)
Financial expenses, net		(226,013)	(175,699)	(83,432)	(56,866)
Other operating expenses, net		(27,705)	(103,894)	(6,909)	(19,322)
	18	(786,439)	(600,507)	(283,229)	(197,298)

Gain (loss) on investment in associates		(316)	(230)	62	(102)

Profit (loss) before income taxes		263,056	(81,893)	130,916	(10,341)

Current income tax and social contribution	9	(104,177)	(133)	(54,607)	1,761
Deferred income tax and social contribution	9	19,283	(8,693)	14,139	(6,199)

Net income (loss) for the period		178,162	(90,719)	90,448	(14,779)

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at FVOCI		10,582	—	3,057	—

Other comprehensive income for the period, net of tax		10,582	—	3,057	—

Total comprehensive income (loss) for the period, net of tax		188,744	(90,719)	93,505	(14,779)

Net income (loss) attributable to:
Owners of the parent		173,852	(95,060)	88,823	(15,532)
Non-controlling interests		4,310	4,341	1,625	753

Total comprehensive income (loss) attributable to:
Owners of the parent		184,264	(95,060)	91,952	(15,532)
Non-controlling interests		4,480	4,341	1,553	753

Earnings (loss) per share
Basic and diluted earnings (loss) per share for the period attributable to owners of the parent	16	R$ 0.78	R$ (0.43)	R$ 0.40	R$ (0.07)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the nine months ended September 30, 2018 and 2017

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Other reserves	Total	Other comprehensive income	Accumulated losses	Total	Non-controlling interest	Total

Balance as of January 1, 2017		41	944,201	(35,195)	14,364	923,370	—	(394,287)	529,124	58,118	587,242
Capital increase		5	457,282	—	—	457,282	—	—	457,287	838	458,125
Repurchase of shares		(3)	(280,822)	—	—	(280,822)	—	—	(280,825)	—	(280,825)
Dilution of non-controlling interest		—	—	(4,059)	—	(4,059)	—	—	(4,059)	4,059	—
Net income (loss) for the period		—	—	—	—	—	—	(95,060)	(95,060)	4,341	(90,719)

Balance as of September 30, 2017 (unaudited)		43	1,120,661	(39,254)	14,364	1,095,771	—	(489,347)	606,467	67,356	673,823

Balance as of December 31, 2017		46	1,190,902	(237,517)	14,364	967,749	2,595	(503,018)	467,372	15,205	482,577
Adoption of new accounting standard	3.2	—	—	—	—	—	(45,658)	(490)	(46,148)	(1,146)	(47,294)

Balance as of January 1, 2018 (unaudited)		46	1,190,902	(237,517)	14,364	967,749	(43,063)	(503,508)	421,224	14,059	435,283
Capital increase	15	—	3,240	—	—	3,240	—	—	3,240	—	3,240
Repurchase of shares	15	—	—	—	(142,440)	(142,440)	—	—	(142,440)	—	(142,440)
Reclassification of share-based payments liability to equity	19	—	—	—	199,665	199,665	—	—	199,665	—	199,665
Grant of share-based payments	19	—	—	—	19,615	19,615	—	—	19,615	—	19,615
Net income for the period		—	—	—	—	—	—	173,852	173,852	4,310	178,162
Other comprehensive income for the period		—	—	—	—	—	10,412	—	10,412	170	10,582

Balance as of September 30, 2018 (unaudited)		46	1,194,142	(237,517)	91,204	1,047,829	(32,651)	(329,656)	685,568	18,539	704,107

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the nine months ended September 30, 2018 and 2017

(In thousands of Brazilian Reais)

		Nine months ended September 30
	Notes	2018	2017
Operating activities
Net income (loss) for the period		178,162	(90,719)

Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	18	64,474	39,975
Deferred income tax expenses	9	(19,283)	8,963
Loss on investment in associates		316	230
Other financial costs and foreign exchange, net		102,986	24,947
Provision for contingencies		432	627
Share-based payments expense	19	24,816	102,910
Allowance for doubtful accounts		15,687	2,169
Loss on disposal of property, equipment and intangible assets	10/11	23,370	5,773
Onerous contract		(415)	(4,239)
Remeasurement of previously held interest in subsidiary acquired	5	(21,441)	—

Working capital adjustments:
Accounts receivable from card issuers		(1,361,083)	(438,132)
Receivables from related parties		252	(255)
Recoverable taxes		(67,024)	(12,045)
Prepaid expenses		(16,397)	(580)
Other accounts receivable		(34,366)	(10,156)
Accounts payable to clients		395,851	(564,400)
Taxes payable		106,522	8,505
Labor and social security liabilities		46,021	16,139
Provision for contingencies		(24)	(45)
Other accounts payable		22,379	12,453

Interest paid	13	(76,996)	(5,858)
Interest income received, net of costs		356,399	128,951
Income tax paid		(30,605)	(1,826)

Net cash used in operating activities		(289,967)	(776,613)

Investing activities
Purchases of property and equipment	10	(125,298)	(87,971)
Purchases and development of intangible assets	11	(34,104)	(16,478)
Acquisition of subsidiary, net of cash acquired	5	(2,940)	—
Acquisition of (proceeds from) short-term investments, net		59,256	(310,348)
Proceeds from the disposal of non-current assets		4,305	10,994
Acquisition of interest in associates		(1,465)	(270)
Proceeds from the disposal of assets held for sale		—	300

Net cash used in investing activities		(100,246)	(403,773)

Financing activities
Payment of borrowings	13	(787)	(9,886)
Proceeds from FIDC senior quota holders	13	10,000	1,000,000
Payment of finance leases	13	(9,008)	(7,600)
Capital increase	15	3,240	458,125
Repurchase of shares		(63,230)	(280,825)
Acquisition of non-controlling interests		(23,200)	—
Net cash (used in) provided by financing activities		(82,985)	1,159,814

Effect of foreign exchange on cash and cash equivalents		4,834	817
Change in cash and cash equivalents		(468,364)	(19,755)
Cash and cash equivalents at beginning of period	6	641,952	170,646

Cash and cash equivalents at end of period	6	173,588	150,891

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2018

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is Harbour Place, 103 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

The Company is controlled by HR Holdings, LLC, which owns 58% of the voting shares, whose ultimate parent is an investment fund owned by the co-founder individuals, VCK Investment Fund Limited SAC.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology solutions to clients and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels, which include integration to cloud-based technology platforms, offering services for acceptance of various forms of electronic payment, automation of business processes at the point-of-sale and working capital solutions.

On September 4, 2018, the Group acquired control of Equals S.A. (“Equals”), a subsidiary that provides reconciliation services of payment transactions to clients, in which the Group previously held significant influence through its interest of 30%. Information on the acquisition is provided in Note 5.

In December 2016, the Group launched an investment fund known as Fundo de Investimento em Direitos Creditórios (“FIDC”), TAPSO FIDC Não-Padronizados (“FIDC TAPSO”) in order to provide working capital solution to clients. In addition, in June 2017 and November 2017, the Group launched two additional FIDCs, FIDC Bancos Emissores de Cartão de Crédito—Stone (“FIDC AR 1”) and FIDC Bancos Emissores de Cartão de Crédito—Stone II (“FIDC AR 2”) in order to raise capital. A FIDC is legally an investment fund authorized by the Brazilian Monetary Council, and specifically designed as investment vehicle for investing in Brazilian credit rights, such as credit card receivable rights.

On October 14, 2018, the Company carried out the subdivision of its capital into a number of shares in accordance with the approved a share split of 126:1 (one hundred twenty-six for one). Therefore, the share capital represented by 1,757,558 shares are increased to 221,452,308 shares. As a result, the share split has been applied retrospectively to all figures in the historical financial statements regarding number of shares (Note 15) and per share data (Note 16).

As mentioned in Note 21, on October 25, 2018, the Company completed its Initial Public Offering (“IPO”), registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-227634), which was declared effective by the Securities and Exchange Commission on October 24, 2018. The common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) on October 25, 2018 under the symbol “STNE”.

The unaudited interim condensed consolidated financial statements of the Group for the nine months ended September 30, 2018 and 2017 were approved at the Board of Directors’ meeting on November 21, 2018.

Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Group information

2.1.	Subsidiaries

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Group’s equity interest
Entity name	Country of incorporation	Principal activities	September 30, 2018	December 31, 2017
Direct interest
DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00

Indirect interest
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
DLP Part Participações S.A. (“DLP Par”)	Brazil	Employee trust	0.01	24.70
DLP Pagamentos Brasil S.A. (“DLP Brasil”)	Brazil	Holding company	97.58	97.58
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	97.58	97.58
MNLT Soluções de Pagamento S.A. (“EdB”)	Brazil	Merchant acquiring	97.58	97.58
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	97.58	97.58
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	97.57	97.57
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	97.57	97.57
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	51.98	51.98
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	97.29	97.29
Equals S.A. ("Equals")	Brazil	Reconciliation Services	54.64	29.27
Stone Franchising Ltda. ("Stone Franchising")	Brazil	Franchising management	97.57	-
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	97.57	-
TAPSO FIDC Não-Padronizados (“TAPSO”)	Brazil	Receivables investment fund	97.58	97.58
FIDC AR1	Brazil	Receivables investment fund	97.58	97.58
FIDC AR2	Brazil	Receivables investment fund	97.58	97.58

2.2.	Associates

On June 21, 2018, the Group acquired a 27.06% interest in Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) for R$ 2,366 payable by December 2018. Linked is an unlisted company based in São Paulo, Brazil, that develops software and services for the food service market. The Group also holds an option to acquire an additional interest, exercisable in the period from 2 to 3 years from the date of the initial acquisition, which would allow the Group to obtain control of Linked. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

3.	Basis of preparation and changes to the Group’s accounting policies

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the nine months ended September 30, 2018 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2017.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

The interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$000), except when otherwise indicated.

3.2.	New and amended standards and interpretations

(i)	New and amended standards and interpretations adopted

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group applied IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments on January 1, 2018. As required by IAS 34, the nature and effect of these changes are disclosed below:

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a five-step model to account for revenues from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. IFRS 15 supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and related interpretations, and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

The Group adopted IFRS 15 on its effective date, January 1, 2018, using the modified retrospective approach, and there was no impact on the Group’s consolidated financial statements, except for the required additional disclosures.

Changes to the revised Group’s accounting policies are described below:

Revenue and income

Revenue is recognized when the Group has transferred control of the goods or services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those goods or services. The Group applies the following five steps:

1. Identification of the contract with a client

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when or as the entity satisfies a performance obligation

Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.

The Group recognizes revenues from:

(a)	Transaction activities and other services

The Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. The Group allocates the variable fees charged to the day in which it has the contractual right to bill its clients.

Revenue from transaction activities is recognized net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks, which are pass-through charges collected on their behalf, as the Group does not bear the significant risks and rewards of the authorization, processing and settlement services provided by the payment scheme networks and card issuers.

The Group is an agent in the authorization, processing and settlement of payment transactions as it does not bear the significant risks and rewards of those services as follows:

•	The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;

•	The Group has no latitude to establish the assessment and interchange fees, which are set by the payment scheme networks. The Group generally has the right to increase its client discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;

•	The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and

•	The Group does not bear credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks and are generally high credit quality financial institutions. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.

(b)	Subscription services and Equipment rental

The Group provides (i) subscription services, such as reconciliation solutions and business automatization solutions, and (ii) operating leases of electronic capture equipment to clients, net of withholding taxes.

The Group’s subscription services generally consist of services sold as part of a new or existing agreement or sold as a separate service. The Group’s subscription services may or may not be considered distinct based on the nature of the services being provided. Subscription service fees are charged as a fixed monthly fee, and the related revenue is recognized over time as control is transferred to the client, either as the subscription services are performed or as the services from a combined performance obligation are transferred to the client (over the term of the related transaction and processing agreement).

The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized within net revenue on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors and holds the hardware in property & equipment until leased to a customer.

Contracts with Multiple Performance Obligations

The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct. When equipment or services are bundled in an agreement with a client, the components are separated using objective evidence of the fair value of the components which is based on the Group’s customary pricing for each element in separate transactions. If evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, revenue is first allocated to the elements where fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement does not exist all revenue from the arrangement is deferred until such time that there is evidence of delivery for that undelivered element.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, which supersedes IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

The Group applied IFRS 9 prospectively on January 1, 2018. The Group has not restated comparative information, which continues to be reported under IAS 39. The effects of adopting IFRS 9 have been recognized directly in retained earnings and in other comprehensive income in equity.

a)	Classification and measurement

Under IFRS 9, the Group classifies its accounts receivable from card issuers at fair value through other comprehensive income (“FVOCI”) given the fact that they are held to collect contractual cash flows and to sell. Such receivables were previously measured at amortized cost under IAS 39. Accordingly, changes in fair value are recognized in other comprehensive income, except for the recognition of impairment gains or losses, interest income, gains and losses on de-recognition, and foreign exchange gains and losses, which are recognized in profit or loss.

Trade accounts receivable are held to collect contractual cash flows and give rise to cash flows that are solely payments of principal and interest. As such, the Group’s trade accounts receivable continue to be measured at amortized cost.

The effect of applying the classification and measurement principles of IFRS 9 to the opening balance resulted in a reduction of R$ 70,896 in accounts receivable from card issuers as a result of re-measurement to fair value at January 1, 2018, with a corresponding adjustment of R$ 46,791 to equity, net of deferred income taxes of R$ 24,105.

The table below shows financial instruments under their previous classification in accordance with IAS 39 and their new measurement categories in accordance with IFRS 9.

			At January 1, 2018
			IFRS 9 measurement category
IAS 39 measurement category	At December 31, 2017	Re- measurement	Amortized cost	Fair value through profit or loss	Fair value through OCI
Loans and receivables
Accounts receivable from card issuers	5,078,430	(70,896)	—	—	5,007,534
Trade accounts receivable	23,120	(760)	22,360	—	—
Other accounts receivable	8,168	—	8,168	—	—
Fair value through profit or loss
Short-term investments	157,238	—	—	157,238	—
Available-for-sale
Short-term investments	44,524	—	—	36,960	7,564

Total financial assets	5,311,480	(71,656)	30,528	194,198	5,015,098

Amortized cost
Accounts payable to clients	3,637,510	—	3,637,510	—	—
Trade accounts payable	53,238	—	53,238	—	—
Loans and financing	16,871	—	16,871	—	—
Obligations to FIDC senior quota holders	2,065,026	—	2,065,026	—	—
Other accounts payable	38,417	—	38,417	—	—
Fair value through profit or loss
Share-based payments	217,487	—	—	217,487	—

Total financial liabilities	6,028,549	—	5,811,062	217,487	—

b)	Impairment

IFRS 9 requires the Group to record expected credit losses on debt securities, loans and trade accounts receivable, for 12 months or on a lifetime basis. The Group implemented a three-stage model to record the expected losses on its accounts receivable. The Group has undertaken an analysis of the impact of adopting the expected credit loss model. Based on the history of defaults as well as the expected nature and level of risk associated with loans and receivables, at December 31, 2017, an increase of R$ 760 to the provision for losses on trade accounts receivable was recorded, with a corresponding adjustment of R$ 502 to the opening equity, net of deferred income tax asset of R$ 257.

c)	Effects of changes from initial adoption

The effect of the initial adoption of IFRS 9 is as follows:

	Attributable to owners of the parent
	Other components of equity	Other comprehensive income	Accumulated losses	Total	Non- controlling interest	Total Equity
Balance as of December 31, 2017	967,795	2,595	(503,018)	467,372	15,205	482,577
Re-measurement of assets categorized at FVOCI (a)	—	(69,178)	—	(69,178)	(1,718)	(70,896)
Provision for losses in trade accounts receivable (b)	—	—	(742)	(742)	(18)	(760)
Deferred income tax asset	—	23,520	252	23,772	590	24,362

Net effect of adjustments for initial adoption	—	(45,658)	(490)	(46,148)	(1,146)	(47,294)

Balance as of January 1, 2018 after initial adoption	967,795	(43,063)	(503,508)	421,224	14,059	435,283

d)	Changes to the revised Group’s accounting policies:

Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transactions costs, in the case of a financial asset not at FVPL. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (“SPPI”)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); or

•	Financial assets at FVPL.

Financial assets at amortized cost (debt instruments)

This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold the financial asset in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade accounts receivable, other accounts receivable and loans to directors included under receivables from related parties.

Financial assets at FVOCI (debt instruments)

The Group measures debt instruments at FVOCI if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and to sell; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group’s debt instruments at FVOCI includes accounts receivable from card issuers.

Financial assets designated at FVOCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group elected to classify irrevocably its non-listed equity investments under this category, included in short-term investments.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at FVPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVOCI, as described above, debt instruments may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes listed equity investments under short—term investments, which the Group had not irrevocably elected to classify at FVOCI. Dividends on listed equity investments are also recognized as other income in the statement of profit or loss when the right of payment has been established.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at FVPL. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVPL category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The contractual rights to receive cash flows from the asset have expired; or

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition or those already defaulted, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For debt instruments at FVOCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group’s debt instruments at FVOCI comprise solely of accounts receivable from card issuers that are graded in the top investment category (Very Good and Good) by major rating agencies and, therefore, are considered to be low credit risk investments. It is the Group’s policy to measure ECLs on such instruments on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL. The Group uses the ratings from at least one major rating agency both to determine whether the debt instrument has significantly increased in credit risk and to estimate ECLs.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include accounts payable to clients, trade and other accounts payables, loans and financing including bank overdrafts, and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has designated its financial liability related to share-based payments as at FVPL.

Amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

This category generally applies to interest-bearing loans and borrowings, including loans and financing and obligations to FIDC senior quota holders.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Discount fee charged for the prepayment to clients of their installment receivables from us is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Financial income is recognized once the client has elected for the receivable to be prepaid.

iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

iv) Derivative financial instruments

From time to time, the Group uses derivative financial instruments, such as non-deliverable forward currency contracts to hedge its foreign currency risks. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

The Group does not apply hedge accounting for its derivative financial instruments. As of September 30, 2018, the Group had no derivative financial instruments outstanding.

IFRS 2 – Classification and Measurement of Share-based Payment Transactions—Amendments to IFRS 2

The IASB issued amendments to IFRS 2 – Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The adoption date of these amendments is January 1, 2018.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Group’s accounting policy for cash-settled share-based payments is consistent with the approach clarified in the amendments. In addition, the Group has no share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share-based payment transaction. Therefore, these amendments do not have any impact on the Group’s consolidated financial statements.

Some other amendments and interpretations apply for the first time in 2018, but do not have an impact on the interim condensed consolidated financial statements of the Group.

(ii) New accounting standards not yet adopted

The following new standards have been issued by IASB and have not been adopted as of September 30, 2018:

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and supersedes IAS 17 – Leases. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the statement of financial position, similar to the recognition of finance leases under IAS 17. On the commencement date of the lease agreement, the lessee will recognize a lease payment liability (i.e. a lease liability) and an asset that represents the right to use the underlying asset during the lease term. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

The Group will adopt IFRS 16 on its effective date January 1, 2019.

3.3.	Estimates

The preparation of interim financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2017 and no retrospective adjustments were made.

4.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income and interim condensed consolidated statement of financial position.

5.	Business combinations

5.1	Acquisition of Equals S.A.

On April 25, 2016, the Company’s subsidiary DLP Brasil acquired a 30% interest in Equals S.A. (“Equals”) and an option to acquire up to an additional 20% interest for R$ 2,000 adjusted by inflation, exercisable in full or partially at any moment until April 24, 2019.

On September 4, 2018, the Group acquired control of Equals through the exercise of the option and the acquisition of an additional 6% interest of the outstanding equity interest in Equals. As a result, the Group’s aggregated interest in Equal is 56%. In addition, the Group has agreed to acquire the remaining 44% interest through the issuance of the Company’s shares upon consummation of the Company’s IPO.

Equals’ activities are to provide financial reporting and reconciliation solutions to enable clients to monitor all payment flow data from their providers. The objective of the acquisition was to enable the Group to expand in the Brazilian payments market and to offer additional services and value added to its clients and business partners in the industry.

The interim condensed consolidated financial statements include the results of Equals for the period from the acquisition date.

(i)	Consideration transferred

The fair value of the consideration transferred was as follows:

At September 4, 2018
Cash consideration paid to the selling shareholders (a)	3,000
Shares of the Company to be issued to selling shareholders (b)	22,000
Total fair value of consideration transferred to selling shareholders	25,000
Capital contribution related to option exercised (c)	2,184
Fair value of previously held interest in Equals	22,816
Total fair value of consideration	50,000

(a)	consideration paid in cash for the acquisition of additional 6% interest, representing 3,600 outstanding shares held by the selling shareholders.

(b)	consideration price for the acquisition of the remaining 44% interest in Equals at fair value of R$ 22,000, through the issuance of 1,856 (after share split 233,856) shares of the Company, transferred to the selling shareholders after completion of the Company’s IPO.

(c)	exercise of the option for, whereby 17,142 new shares of Equals were issued, representing an increase of 20% to the previously held interest. The amount payable in relation to the exercised options was partially offset against accounts receivable from related parties. The remaining amount will be paid during the 4th quarter of 2018.

As a result, the Group recognized a gain of approximately R$ 21,441 for the difference between the previously held 50% interest in Equals, after option exercise, at fair value, in the amount of R$ 25,000, and its carrying amount, in the amount of R$ 3,559, including the capital contribution at option exercise. The gain was included in other operating income in the statement of profit and or loss.

(ii)	Fair value measurement

The preliminary estimated fair value of identifiable assets acquired and liabilities assumed of Equals on the acquisition date was as follows:

Estimated fair value recognized on acquisition
Assets
Cash and cash equivalents	60
Trade accounts receivable	798
Other current assets	313
Receivables to related parties	1,057
Property and equipment	428
Intangible assets—Software (internally developed)	20,000
Intangible assets—Customer relationship	25,000
Intangible assets—No-compete agreement	1,000
Other intangible assets	184
Deferred income tax assets	108
48,948

Liabilities
Trade accounts payable	(419)
Labor and social security liabilities	(1,704)
Other current liabilities	(225)
Payables to related parties	(919)
Deferred income tax liabilities	(15,640)
(18,907)

Net identifiable liabilities assumed	30,041
Goodwill on acquisition	19,959
Total consideration transferred	50,000

Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of Equals with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

At the time of the issuance of these interim condensed consolidated financial statements, the Group had not yet completed the allocation of the excess consideration transferred and the total consideration transferred. The fair value of the assets and liabilities disclosed above have only been determined preliminarily as the independent valuations have not been finalized, therefore, they are subject to change.

Intangible assets acquired

The following intangible assets met the criteria in IAS 38—Intangible Assets for preliminary recognition:

Assets	Estimated amount	Method	Expected amortization period
Software (internally developed)	20,000	Multi-period Excess Earnings Method—MEEM	10 years
Customer relationship	25,000	Cost approach	3 years
No-compete agreement	1,000	With and without method	5 years

(iii)	Revenue and profit contribution

From the acquisition date, Equals contributed total revenue and income of R$ 1,304 and pretax income of R$ 29 to the Group’s consolidated statement of profit and loss for the period of nine months ended September 30, 2018.

Had the business combination occurred at the beginning of 2018, Equals would have contributed total revenue and income of R$ 10,283 and pretax loss of R$ 1,025. Therefore, the Group’s consolidated total revenue and income would have been R$ 1,058,790 and the pretax income would have totaled R$ 262,002 for the period of nine months ended September 30, 2018.

(iv)	Purchase consideration—cash outflow

Consideration paid in cash	(3,000)
Net cash acquired	60

Net cash flow on acquisition (a)	(2,940)

(a)	Included in the cash flow from investing activities

6.	Cash and cash equivalents

Cash and cash equivalents are comprised of the following:

	September 30, 2018	December 31, 2017

Short-term bank deposits—denominated in R$	159,728	611,254
Short-term bank deposits—denominated in US$	13,860	30,698
	173,588	641,952

Cash and cash equivalents are comprised of cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

7.	Short-term investments

	September 30, 2018	December 31, 2017
Listed securities (a)
Bonds	109,821	157,238
Unlisted securities (b)
Investment funds	24,685	36,960
Equity securities	7,564	7,564
	142,070	201,762

(a)	Listed securities are comprised of bonds with maturities greater than three months with an average yield to maturity of 3.48% per year in U.S. dollars. Liquidity risk is minimal.

(b)	Unlisted securities are comprised of foreign investment fund shares, and ordinary shares in entities that are not traded in an active market and whose fair value is determined using valuation techniques. The Group uses its judgment to select a method and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI.

Short-term investments are classified as financial assets measured at fair value through profit or loss, unless otherwise elected and indicated, and as Level 1 and 2 under the fair value level hierarchy, as described in Note 20. All short-term investments are denominated in U.S. dollars.

8.	Accounts receivable from card issuers

	September 30, 2018	December 31, 2017

Accounts receivable from card issuers (a)	6,536,185	5,029,407
Accounts receivable from other acquirers (b)	56,410	49,023
	6,592,595	5,078,430

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of September 30, 2018, R$ 2,249,355 of the total Accounts receivable from card issuers are held by FIDC AR 1 and FIDC AR 2 (December 31, 2017—R$ 2,244,576). Accounts receivable held by FIDCs guarantee the obligations to FIDC senior quota holders.

As of September 30, 2018 and December 31, 2017, there were no overdue balances of accounts receivable from card issuers or other acquirers.

9.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the loss carryforward can only be used to offset up to 30% of taxable profit for the year.

(a)        Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the nine and three months ended September 30, 2018 and 2017:

	Nine months ended September 30		Three months ended September 30
	2018	2017	2018	2017

Profit (loss) before income taxes	263,056	(81,893)	130,916	(10,341)
Brazilian statutory rate	34%	34%	34%	34%
Tax (expense) benefit at the statutory rate	(89,439)	27,844	(44,511)	3,516

Additions (exclusions):
Losses before tax from entities not subject to the payment of income taxes	(4,400)	(37,058)	(726)	(8,106)
Other permanent differences	(1,499)	1,226	(998)	1,199
Equity pickup on associates	—	—	129	44
Unrecorded deferred taxes	(2,743)	(899)	(3,218)	(992)
Use of tax losses previously unrecorded	446	—	446	—
Previously unrecognized deferred income tax on unused tax losses	—	—	(234)	(118)
Unrealized gain on previously held interest on acquisition	7,290	—	7,290	—
Tax incentives	1,839	61	1,009	19
Research and development tax benefit	3,612	—	345	—
Total income tax and social contribution expense	(84,894)	(8,826)	(40,468)	(4,438)
Effective tax rate	32%	(11)%	31%	(43)%

Current income tax and social contribution	(104,177)	(133)	(54,607)	1,761
Deferred income tax and social contribution	19,283	(8,693)	14,139	(6,199)
Total income tax and social contribution expense	(84,894)	(8,826)	(40,468)	(4,438)

(b) Deferred income taxes

Net changes in deferred income taxes relate to the following:

At December 31, 2017	145,966
Adoption of new accounting standard	24,362
At January 1, 2018	170,328
Losses available for offsetting against future taxable income	(270)
Tax credit carryforward	11,783
Temporary differences under FIDC	(9,310)
Allowance for doubtful accounts	5,575
Deferred income taxes arising from business combinations	(15,532)
Amortization of intangible assets acquired in business combinations	2,784
Changes in FVOCI	(5,451)
Others	8,723
At September 30, 2018	168,630

Deferred income tax assets	248,894
Deferred income tax liabilities	(80,264)
Deferred income tax, net	168,630

Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards not recognized in DLP Brasil of R$ 6,663 (December 31, 2017 – R$ 4,511) for which a deferred tax asset was not recognized, and for the Group’s other subsidiaries of R$ 802 (December 31, 2017 – R$ 848) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there are no other tax planning opportunities or other evidence of recoverability in the near future.

10.	Property and equipment

Acquisitions and disposals

During the nine months ended September 30, 2018, the Group acquired property and equipment with a cost of R$ 125,298, excluding property and equipment acquired through a business combination (Note 5).

Assets with a net book value of R$ 16,491 were disposed off by the Group during the nine months ended September 30, 2018, for proceeds of R$ 4,305 resulting in a net loss on disposal of R$ 12,186.

11.	Intangible assets

Acquisitions and disposals

The intangible assets held by the group increased primarily as a result of the acquisition of Equals (Note 5). Apart from those assets, during the nine months ended September 30, 2018, the Group acquired other intangible assets with a cost of R$ 34,104. Additionally, the Group entered into a lease agreement to acquire intangible assets for R$ 4,339.

Assets with a net book value of R$ 11,184 were written-off by the Group during the nine months ended September 30, 2018, for no proceeds resulting in a loss for the same amount.

Impairment of intangible assets

As of September 30, 2018 and December 31, 2017, there were no indicators of impairment of finite-life intangible assets.

The Group performs its goodwill impairment testing at the Group’s single CGU level, which is also a single operating and reportable segment.

The Group performed its annual impairment test in December 2017 which did not result in the need to recognize impairment losses on the carrying value of goodwill and intangible assets with indefinite lives. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2017.

As of September 30, 2018, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the sensitivity information disclosed in the annual consolidated financial statements for the year ended December 31, 2017.

12.	Accounts payable to clients

Accounts payable to clients represents amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

13.	Loans and financing

As of September 30, 2018 and December 31, 2017, loans and financing are as follows:

	Average annual interest rate %	Maturity	September 30, 2018	December 31, 2017

Obligations to FIDC AR senior quota holders	106.8% of CDI Rate*	Jun/20, Dec/20	42,520	8,695
Obligations to FIDC TAPSO senior quota holders	118% of CDI Rate*	Sep/19	10,202	-
Leasing	CDI Rate* + 4.91% per year	Feb/19	2,796	10,476
Leasing	111,04% of CDI Rate*	Jul/20	1,470	-
Finame	UMBNDES** + 3.93% per year	Jul/19	1,218	3,363
Short-term debt			58,206	22,534

Obligations to FIDC AR senior quota holders	106.8% of CDI Rate*	Jun/20, Dec/20	2,057,962	2,056,331
Leasing	CDI Rate* + 4.91% per year	Feb/19	-	2,041
Leasing	111,04% of CDI Rate*	Jul/20	1,371	-
Finame	UMBNDES** + 3.93% per year	Jul/19	-	991
Long-term debt			2,059,333	2,059,363

Total debt			2,117,539	2,081,897

*       “CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.

**       “UMBNDES rate” means a floating exchange rate based on a monetary unit of the BNDES, which is based on a basket of currencies including the US dollar, the euro and other currencies.

(a)	Changes in loans and financing

	Balance at December 31, 2017	Funding	Payment	Interest	Balance at September 30, 2018

Obligations to FIDC AR senior quota holders	2,065,026	—	(71,250)	106,706	2,100,482
Obligations to FIDC TAPSO senior quota holders (a)	—	10,000	—	202	10,202
Leasing	12,517	4,339	(12,145)	925	5,637
Finame	4,354	—	(3,396)	260	1,218
Total	2,081,897	14,339	(86,791)	108,093	2,117,539

(a) In August 2018, the Group raised a total of R$ 10,000, by issuing one-year senior quotas of the FIDC TAPSO to a pool of institutional investors. The senior quotas have a benchmark return rate of 118% of the CDI rate per year and receive interest payments every six months. At the end of the first year, the senior quotas must be fully redeemed. Accordingly, these senior quotas mature in September 2019.

14.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by shareholders and directors over which they exercise significant management influence. Related party transactions are entered into in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	Nine months ended September 30		Three months ended September 30
	2018	2017	2018	2017
Sales of services
Associates (legal and administration services)*	409	199	73	94

Purchases of goods and services
Entity controlled management personnel**	(4,689)	(4,399)	(1,790)	(458)
Associates (transaction services)*	(397)	(50)	(272)	(27)
	(5,086)	(4,449)	(2,062)	(485)

*	Related to cost-sharing and checking account agreements with Equals S.A. incurred until the acquisition date.

**	Related to consulting and management services with Genova Consultoria e Participações Ltda.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

The Group acquired under normal trade terms the following goods and services from entities that are controlled by members of the Group’s management personnel:

•	management and consulting services; and

•	services related to card transactions.

(b)	Balances at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2018	December 31, 2017
Receivables from related parties
Associates	19	386
Loans to key management personnel	9,715	8,692
	9,734	9,078

As of September 30, 2018, there is no allowance for doubtful accounts on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

15.	Equity

The Company has an authorized share capital of US$ 50 thousand, corresponding to 5 million authorized shares with a par value of US$ 0.01 (or 630 million shares with a par value of US$ 0.00008 each, after the share split described in Note 1). Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each shareholder is limited to their investment in the Company.

Below are the issuances and repurchases of shares during the nine months ended September 30, 2018:

			Number of shares
	Ordinary voting	Ordinary non-voting	Class C	Total

At December 31, 2017	1,227,663	482,345	61,072	1,771,080
Issuance	—	875	—	875
Repurchase and cancellation	—	—	(14,397)	(14,397)

At September 30, 2018	1,227,663	483,220	46,675	1,757,558

In January 2018, the Company received capital contributions for an amount of R$ 3,240 for the issuance of 875 (after share split 110,250) ordinary non-voting shares. As of September 30, 2018 and December 31, 2017, all issued shares were paid in full.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

In July 2018, 14,397 (after share split 1,814,022) Class C shares were repurchased by the Group for an initial consideration of R$ 63,230, which was subject to an additional payment upon the occurrence of certain events including the completion of an IPO, sale or private placement (“Capital Event”). Given the consummation of the IPO, such additional payment has been determined in R$ 79,210, calculated by multiplying the number of shares that have been redeemed by 90% of the share price in the Capital Event minus the initial consideration, paid on October 29, 2018, totalizing R$ 142,440.

As mentioned in Note 19, the Group granted 45,331 (after share split 5,711,706) new awards of restricted share units (“RSUs”) and stock options. Approximately 9,000 (after share split 1,134,000) awards were reserved as anti-dilutive shares to be issued to the Company’s controlling shareholders pro-rata upon vesting of the granted RSUs and stock option awards described in Note 19.

In October 2018, immediately prior the completion of the IPO, each of existing shares that is designated as an ordinary voting share or as a Class C share was reclassified as one Class B common share, and each of existing shares that is designated as an ordinary non-voting share, as one Class A common share. Therefore, the Company will have two classes of common shares: Class A common shares and Class B common shares. The rights of the holders of Class A common shares and Class B common shares will be identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B common shares. Each Class A common share will be entitled to one vote. Each Class B common share will be entitled to 10 votes and will be convertible into one Class A common share automatically upon transfer, subject to certain exceptions. Holders of Class A common shares and Class B common shares will vote together as a single class on all matters unless otherwise required by law. Following this offering, the issued and outstanding Class B common shares will represent approximately 92.9% of the combined voting power of our outstanding common shares, assuming no exercise of the underwriters’ option to purchase additional shares.

16.	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net earnings (loss) for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

During 2018 and 2017, the Group had outstanding grants and subsidiary preferred shares, which participated in profit or loss as follows:

•	Liability and equity classified Class C Shares granted to founders and executives on multiple dates from 2015 through 2017 were issued on July 7, 2017. Upon grant and prior to the issuance of those shares, the founders and executives held a right to participate evenly in dividends when declared on ordinary shares.

•	A subsidiary of the Group has outstanding liability classified preferred shares to certain employees and business partners. These preferred shares participate evenly with ordinary shareholders of the subsidiary in dividends of the subsidiary when declared.

As these awards participate in dividends, the numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings (losses) as if all earnings (losses) for the year had been distributed. In determining the numerator of basic EPS, earnings (loss) attributable to the Group is allocated as follows:

	Nine months ended September 30		Three months ended September 30
	2018	2017	2018	2017

Earnings (loss) attributable to Owners of the Parent	173,852	(95,061)	88,823	(15,532)
Less: Loss allocated to participating share grants of the Company	—	(2,996)	—	(35)
Less: Loss allocated to participating shares of Group companies	(81)	9	(10)	(18)
Numerator of basic EPS	173,933	(92,074)	88,833	(15,479)

As of September 30, 2017, the Group had outstanding and unexercised options to purchase 1,486 (after share split 187,236) ordinary shares, respectively, all of which were anti-dilutive, and as such were not included in the calculation of diluted earnings per share for the nine months and three months ended September 30, 2017.

As of September 30, 2018, the shares to be issued in connection with the acquisition of Equals (Note 5) were adjusted to basic and diluted EPS calculation. As of September 1, 2018, the Group granted RSU and stock options (Note 19), which are included in diluted EPS calculation.

The following tables contain the earnings (loss) per share of the Group for the nine months and three months ended September 30, 2018 and 2017 (in thousands except share and per share amounts):

	Nine months ended September 30		Three months ended September 30
	2018	2017	2018	2017

Numerator of basic EPS	173,933	(92,074)	88,833	(15,479)

Equals´acquisition	23,129	—	68,632	—
Weighted average number of outstanding ordinary shares	222,781,629	213,655,097	221,836,422	230,277,044
Basic and diluted earnings (loss) per share - R$	R$ 0.78	R$ (0.43)	R$ 0.40	R$ (0.07)

	Nine months ended September 30		Three months ended September 30
	2018	2017	2018	2017

Numerator of diluted EPS	173,933	(92,074)	88,833	(15,479)

Equals´acquisition	23,129	—	68,632	—
Share-based payment	579,295	—	1,718,996	—
Weighted average number of outstanding ordinary shares	223,360,925	213,655,097	223,555,418	230,277,044
Basic and diluted earnings (loss) per share - R$	R$ 0.78	R$ (0.43)	R$ 0.40	R$ (0.07)

In accordance with the requirements of IAS 33 – Earnings per share, the denominator at each period was retrospectively adjusted to reflect the share split approved on October 14, 2018 (Note 1).

 17.       Total revenue and income

	Nine months ended September 30		Three months ended September 30
	2018	2017	2018	2017

Transaction activities and other services	392,052	168,114	156,439	57,962
(-) Taxes and contributions on revenue	(51,827)	(26,630)	(20,309)	(10,518)
(-) Other deductions	(10)	(629)	(8)	(29)
Net revenue from transaction activities and other services	340,215	140,855	136,122	47,415

Equipment rental and subscription services	159,417	84,655	65,243	29,240
(-) Taxes and contributions on revenue	(14,568)	(7,725)	(5,904)	(2,697)
(-) Other deductions	(687)	(1,145)	(176)	(90)
Net revenue from subscription services and equipment rental	144,162	75,785	59,163	26,453

Financial income	573,048	298,228	222,693	108,108
(-) Taxes and contributions on financial income	(27,564)	(15,017)	(10,271)	(5,830)
Financial income	545,484	283,211	212,422	102,278

Other financial income (a)	19,950	18,993	6,376	10,913
Total revenue and income	1,049,811	518,844	414,083	187,059

Timing of revenue recognition
Transferred at a point in time	341,520	140,855	137,427	47,415
Transferred over time	708,291	377,989	276,656	139,644
Total revenue and income	1,049,811	518,844	414,083	187,059

(a)	Other financial income mainly includes interest accrued in bank saving accounts and judicial deposits held by Brazilian courts for judicial disputes.

18.	Expenses by nature

	Nine months ended September 30		Three months ended September 30
	2018	2017	2018	2017

Personnel expenses	280,707	225,731	117,130	67,596
Financial expenses (a)	226,013	175,699	83,432	56,866
Transaction and client services costs (b)	113,140	88,674	40,078	29,885
Depreciation and amortization	64,474	39,975	22,603	12,363
Marketing expenses and sales commissions (c)	27,647	16,945	10,171	5,881
Other	74,458	53,483	9,815	24,707

Total expenses	786,439	600,507	283,229	197,298

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

19.	Share-based payments

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following table outlines the key share-based awards expense and their respective equity or liability balances as of September 30, 2018 and December 31, 2017.

		Equity					Liability
	Class C	RSU	Option	Incentive	Total	Class C	Incentive	Cappta	Total	Total

Number of shares
At December 31, 2017	8,764	—	—	—	8,764	52,308	47,996	—	100,304	109,068
Granted	—	41,838	1,073	2,420	45,331	—	—	—	—	45,331
Repurchased	(14,397)	—	—	—	(14,397)	—	—	—	—	(14,397)
Reclassified	52,308	—	—	—	52,308	(52,308)	—	—	(52,308)	—
At September 30, 2018	46,675	41,838	1,073	2,420	92,006	—	47,996	—	47,996	140,002

Amount
As of December 31, 2017	14,364	—	—	—	14,364	199,665	17,769	53	217,487	231,851
Granted	—	15,562	158	3,895	19,615	—	—	—	—	19,615
Repurchased	(142,440)	—	—	—	(142,440)	—	—	—	—	(142,440)
Reclassified	199,665	—	—	—	199,665	(199,665)	—	—	(199,665)	—
At September 30, 2018	71,589	15,562	158	3,895	91,204	—	17,769	53	17,822	109,026

Class C ordinary shares: fully vested share awards granted from January 2015 to January 2017 entitling key founders and senior executives the issuance of Class C ordinary shares in the Group, subject to a 10-year lock-up period. Effective January 1, 2018, the articles of association were modified to create an independent committee to approve any share redemptions of founders within the holding vehicle (including redemption of interests in the Group), which removed the mechanism that had allowed the founders to be able to put the shares to the Group. Therefore, the Class C Shares held by the founders were reclassified to equity.

In July 2018, 14,397 (after share split 1,814,022) Class C shares were repurchased by the Group for an initial consideration of R$ 63,230, which was subject to an additional payment upon the occurrence of certain events including the completion of an IPO, sale or private placement (“Capital Event”). Given the consummation of the IPO, such additional payment has been determined in R$ 79,210, calculated by multiplying the number of shares that have been redeemed by 90% of the share price in the Capital Event minus the initial consideration, paid on October 29, 2018, totalizing R$ 142,440.

Incentive Shares: granted incentive shares (Co-Investment Shares) that entitle participants to receive a cash bonus which they may use, at their option, to purchase a specified number of preferred shares in DLP Brasil which are then exchanged for common shares in DLP Par, subject to a lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration. Additional shares were issued in the period in the total amount of R$ 3,895.

Cappta share plan: the Group has a legacy plan from the subsidiary Cappta which has liability-classified shares that are measured at fair value.

Restricted share units and stock options: In September 2018, the Group granted new awards of restricted share units (“RSUs”) and stock options. In addition, all outstanding Phantom Shares, which were originally granted on December 1, 2017, were converted to RSU awards. These awards are equity classified, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. The Company issued 45,331 (after share split 5,711,706) awards (including Phantom Shares converted to RSUs), of which approximately 6% are vested, 9% vest in 4 years, 18% vest in 5 years, 21% vest in 7 years, and 46% vest in 10 years. The total expense, including taxes and social charges, recognized for the programs for the period was R$ 24.816.

20.	Financial instruments

(i)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group may use derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Risk management is carried out by a central treasury department (“Group treasury”) under policies approved by the Board of Directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2017. There have been no changes in the risk management department or in any risk management policies since the year end.

(ii)	Financial instruments by category

a)	Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At September 30, 2018
Short-term investments	—	134,506	7,564	142,070
Accounts receivable from card issuers	—	—	6,592,595	6,592,595
Trade accounts receivable	36,630	—	—	36,630
Other accounts receivable	21,878	—	—	21,878
	58,508	134,506	6,600,159	6,793,173

	Loans and receivables	Assets at fair value through profit or loss	Assets available- for-sale	Total

At December 31, 2017
Short-term investments	—	157,238	44,524	201,762
Accounts receivable from card issuers	5,078,430	—	—	5,078,430
Trade accounts receivable	23,120	—	—	23,120
Other accounts receivable	8,168	—	—	8,168
	5,109,718	157,238	44,524	5,311,480

 b)       Liabilities as per statement of financial position

	Amortized cost	FVPL	Total

At September 30, 2018
Accounts payable to clients	4,606,408	—	4,606,408
Trade accounts payable	70,327	—	70,327
Loans and financing	6,855	—	6,855
Obligations to FIDC senior quota holders	2,110,684	—	2,110,684
Share-based payments	—	17,822	17,822
Other accounts payable	122,743	—	122,743
	6,917,017	17,822	6,934,839

	Liabilities at amortized cost	Liabilities at fair value through profit or loss	Derivatives not designated as hedging instruments	Total

At December 31, 2017
Accounts payable to clients	3,637,510	—	—	3,637,510
Trade accounts payable	53,238	—	—	53,238
Loans and financing	16,871	—	—	16,871
Obligations to FIDC senior quota holders	2,065,026	—	—	2,065,026
Share-based payments	—	217,487	—	217,487
Other accounts payable	38,417	—	—	38,417
	5,811,062	217,487	—	6,028,549

(iii)	Fair value estimation

a)	Fair value hierarchy

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

•	Level I—quoted prices in active markets for identical assets or liabilities;

•	Level II—other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level III—techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For the nine months ended September 30, 2018, there were no transfers between Level I and Level II fair value measurements and between Level II and Level III fair value measurements.

b)	Fair value measurement

The carrying values of cash equivalents approximate their fair values due to their short term nature.

Accounts receivable from card issuers are measured at FVOCI as they are held to collect contractual cash flows and can sell the receivable.

The carrying values of trade accounts receivable, other accounts receivable, accounts payable to clients, trade accounts payable and other accounts payable are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values is assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days.

Loans and financing and obligations to FIDC senior quota holders are classified as financial liabilities measured at amortized cost. The fair values of the loans and financing approximate their carrying values since they refer to financial instruments with rates that approximate market rates.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	September 30, 2018			December 31, 2017
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial assets
Cash and cash equivalents	173,588	173,588	I	641,952	641,952	I
Short-term investments	142,070	142,070	I/II	201,762	201,762	I/II
Accounts receivable from card issuers	6,592,595	6,592,595	III	5,078,430	5,015,773	III
Trade accounts receivable	36,630	36,630	III	23,120	23,120	III
Other accounts receivable	21,878	21,878	III	8,168	8,168	III
	6,966,761	6,966,761		5,953,432	5,890,775
Financial liabilities
Accounts payable to clients	4,606,408	4,506,542	III	3,637,510	3,541,537	III
Trade accounts payable	70,327	70,327	III	53,238	53,238	III
Loans and financing	6,855	6,111	III	16,871	17,442	III
Obligations to FIDC senior quota holders	2,110,684	2,076,715	III	2,065,026	2,028,521	III
Share-based payments	17,822	17,822	III	217,487	217,487	III
Other accounts payable	122,743	122,743	III	38,417	38,417	III
	6,934,839	6,800,260		6,028,549	5,896,642

(iv)	Offsetting of financial instruments

Financial assets and liabilities balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of September 30, 2018 and December 31, 2017, the Group has no financial instruments that meet the conditions for recognition on a net basis.

21.	Subsequent events

(a) Initial Public Offering

On October 26, 2018, the Company completed its IPO, offering 58,333,333 of its Class A common shares, of which 45,818,182 new shares offered by the Company and other 12,515,151 shares offered by the selling shareholders, including the full exercise of the underwriters’ option to purchase 7,608,695 additional shares from the selling shareholders.

The initial offering price was US$ 24.00 per Class A common share, resulting in gross proceeds of US$ 1,099,636 thousand (or R$ 4,070,194, at the exchange rate of R$ 3.7014 per US$ 1.00 as of October 25, 2018). The Company received net proceeds of US$ 1,043,874 thousand (or R$ 3,863,795), after deducting US$ 39,092 thousand (or R$ 144,695) in underwriting discounts and commissions and US$ 16,670 thousand (or R$ 61,704) of other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-227634), which was declared effective by the Securities and Exchange Commission on October 24, 2018. The common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) on October 25, 2018 under the symbol “STNE”.

(b) Private placement

Simultaneously to the IPO, the Company entered into an agreement to sell additional 4,166,666 new Class A common shares to a wholly-owned subsidiary of Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the People’s Republic of China (“Ant Financial”), in a placement exempt from registration under the U.S. Securities Act of 1933, as amended. The price per share sold in this placement was the price per share to the public in this offering, resulting in a proceeds of US$ 100,000 thousand (or R$ 370,140).

(c) Share split

At the Extraordinary General Meeting of Shareholders held on October 11, 2018, the Company’s shareholders approved the subdivision of the capital of the Company into a number of shares in accordance with the final share split ratio to be determined by the Board of Directors. On October 14, 2018, the Board of Directors of the Company approved the 126:1 (one hundred twenty-six for one) share split ratio. As a result of the share split, the Company’s historical financial statements have been revised to reflect share counts and per share data as if the share split had been in effect for all periods presented.

(d) DLP Par share flip

As described in note 19, certain key employees have been granted Co-Investment Shares, that entitled participants to receive a cash bonus used to purchase preferred shares in DLP Brasil and which were then exchanged for common shares in DLP Par. These shares are subject to a vesting or lock-up period and as of September 30, 2018, the Co-Investment Shares represented 47,996 shares of DLP Brasil.

In connection with the consummation of the IPO, the Co-Investment Shares were exchanged for Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company after the share split described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: November 26, 2018